Elbit Systems Awarded Contracts to Supply DIRCM Self-Protection Systems for European and Asian Customers

Haifa, Israel, August 3, 2015 – Elbit Systems Ltd. (NASDAQ and TASE: ESLT) ("Elbit Systems"), announced today that it recently was awarded two contracts for its MUSIC™ family of directed infra-red countermeasures (DIRCM) airborne multi-spectral self-protection systems, representing expansion of the customer base in this strategic business area for Elbit Systems. The first contract is a follow-on contract from an Asian country, to supply its mini MUSIC systems for the customer's Blackhawk helicopter fleet. This is the second order awarded by this customer this year. An additional order, received from a NATO member European country, calls for the supply of C-MUSIC systems. Both contracts will be performed during 2015 and are in amounts that are not material to Elbit Systems.

Elad Aharonson, General Manager of Elbit Systems ISTAR Division commented: "We are proud to be awarded these new contracts. While the Asian customer's decision to acquire more DIRCM systems for its Blackhawk helicopters attests to the customer's satisfaction with the previous order, the new contract with the European NATO member country extends the number of platforms that will be equipped with our systems. We see a growing global demand for our DIRCM systems, which we believe address a strategic need for our customers".

Elbit Systems' MUSIC family of DIRCM systems are under contract for numerous customers worldwide including the Israeli national program for protection of the commercial fleet for platforms such as the B747, B737, B757, B767, B777 and A320; the Italian Air Force for the C130J, C27J and CSAR AW101; the KC-390 for Embraer and the Brazilian Air Force; the German Air Force's Airbus A400; Blackhawk helicopters for Asian customers, VIP helicopters and other aircraft.

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios and cyber-based systems. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
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Contacts:

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release contains forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward-looking statements are based on management's expectations, estimates, projections and assumptions.  Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.'s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

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